

August 19, 2011

Via Facsimile
Joseph B. Leonard
Interim Chief Executive Officer
Walter Energy, Inc.
3000 Riverchase Galleria, Suite 1700
Birmingham, Alabama 35244

  Re: Walter Energy, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2010
    Filed February 28, 2011
    Form 10-Q for Fiscal Quarter Ended June 30, 2011
    Filed August 9, 2011
    File No. 001-13711

Dear Mr. Leonard:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

1. We note the disclosure per page 10 of your filing indicating that you purchase coking coal for resale. Please describe the terms of the related agreements and, with reference to the relevant authoritative guidance, provide your accounting policy surrounding these

transactions. For example, please tell us whether you recognize the revenues and expenses associated with these transactions on a gross or net basis.

Engineering Comments - Mining

General

2.   We note that you have quantified mineralization on your website and in some press releases using the terms such as reserves or measured, indicated, and inferred, resources. If you continue to disclose measures other than those recognized by the SEC, on your website, in press releases or in your filings with the SEC, please accompany such disclosure with cautionary language such as the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or accessed from the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Description of property, page 36

3.   We note your disclosure of proven and probable reserves for your Yellow Creek and Flat Top mines. Please forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7. This includes:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacings used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology and topography.

- A detailed description of your procedures for estimating "reserves."

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files, if available, and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. See Rule 12b-4 under the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

4. We note you report your reserves as measured and indicated resources which are then further defined as measured (proven) and indicated (probable) resources. The provisions in Industry Guide 7 preclude the use of any terms other than proven and/or probable reserves for disclosure in SEC documents. Please revise your filing, removing your resource disclosure, and use the classifications as described by Industry Guide 7.

Blue Creek Coal Reserves Expansion Plan, page 45

5. We note you have added to your reserve base in this section. The term "reserve base" suggests that you may be including sub-economic and/or uneconomic coal with economic coal, which would conflict with the SEC definition of reserves. Please replace the term "reserve base" with the word reserves or non-reserve coal if that was your intention and

supplementally confirm that no sub-economic coal is included within your reserve estimates in this document.

Engineering Comments - Petroleum

Results of Operations for Gas Producing Activities, page F-40

6.   Please disclose as of a reasonable current date or at the end of the fiscal year, if material, the minimum remaining terms of leases. Please see paragraph (b) of Item 1208 of Regulation S-K.

Natural Gas Reserve Quantities, page F-41

7.   You state that all of your natural gas production and reserves are located in Alabama's Black Warrior basin. For each field that contains 15% or more of your proved reserves please disclose the production from each of those fields. Please see paragraph (a) of Item 1204 of Regulation S-K.

8.   Please disclose and describe the internal controls you use in your reserve estimation method. In addition, please disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimate. Please see paragraph 7 of Item 1202 of Regulation S-K.

9.   We note the large revision of 82.5 BCF in your reserve table. However, your explanation is not clear to us. Please provide us with a clear explanation for taking this revision.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Commitments and Contingencies, page 15

Income Tax Litigation, page 15

10.   With regard to the income tax litigation described in your filing, we note your statement on page 16 that "The Company believes that those portions of the Proof of Claim, which remain in dispute or are subject to appeal, substantially overstate the amount of taxes allegedly owed." We further note your conclusion with respect to income tax litigation matters that "The Company believes that it has sufficient accruals to address any claims, including interest and penalties." If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an

estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to FASB ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Note 11 – Segment Information, page 25

11.   We note your new business units, identified in your filing as i) U.S. Operations, ii) Canadian and U.K. Operations, and iii) Other, have been arranged geographically with separate management teams and aggregated into three reportable segments following your acquisition of Western Coal Corp. Please confirm, if true, that operating segments have been aggregated. If applicable, please identify for us the similar economic characteristics that are shared by the aggregated operating segments. If operating segments are not being aggregated, clarify for us the basis for your determination that the segment Canadian and U.K. Operations are not separate reportable segments. Please refer to FASB ASC 280-10-50-11 and 50-21(a).

Controls and Procedures, page 42

12.   We note your disclosure on page 43 that "There has been no significant change in our internal control over financial reporting during the six months ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting." Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please review your disclosure and revise as appropriate.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jennifer O'Brien at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 and/or James Murphy, Petroleum Engineer, at (202) 551 -3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director